AB 3/7

UNIT[barcode] 15047088

SECURITIES ANI

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 201

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49349

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline Highway, Suite 200-B
(No. and Street)

Mill Valley	**California**	**94941**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Randall Bigony **415-339-4085**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/11

OATH OR AFFIRMATION

I, **F. Randall Bigony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 27 *Date* day of February *Month*, 2015 *Year*, by

(1) Frederick Randall Bigony

(2) ____________________

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NIKA ALICEA DEMITRO
Commission # 2063385
Notary Public - California
Marin County
My Comm. Expires Apr 5, 2018

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report (Form X-17A-5)

Document Date: N/A Number of Pages: 2

Signer(s) Other Than Named Above: N/A

Kipling Capital, Inc.

Annual Audit Report
December 31, 2014

Kipling Capital, Inc.
December 31, 2014
Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have audited the accompanying statement of financial condition of Kipling Capital, Inc., (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kipling Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates

Walnut Creek, California

February 27, 2015

Kipling Capital, Inc.
Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	341,441
Accounts receivable		502,749
Other assets		30,738
Property and equipment, net of $207,772 accumulated depreciation		25,044
Total Assets	$	899,972

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	24,118
Deferred rent		45,605
Deferred revenue		2,325
Due to stockholders		11,855
Total Liabilities	$	83,903
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	$	4,100
Retained earnings		811,969
Total Stockholders' Equity		816,069
Total Liabilities and Stockholders' Equity	$	899,972

See accompanying notes

Kipling Capital, Inc.
Statement of Income

For the Year Ended December 31, 2014

Revenue	
Commission revenue	$ 1,227,399
Investor servicing fees	1,078,222
Carried interest income	662,270
Interest and other income	35,706
Total Revenue	3,003,597
Operating Expenses	
Compensation and benefits	594,884
Rent	111,574
Professional fees	59,713
Marketing	58,979
Depreciation	23,350
Regulatory fees	18,245
Other operating expenses	145,114
Total Expenses	1,011,859
Income Before Income Taxes	1,991,738
Income taxes	28,596
Net Income	$ 1,963,142

See accompanying notes

Kipling Capital, Inc.
Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
December 31, 2013	$ 4,100	$ 1,623,827	$ 1,627,927
Distributions	-	(2,775,000)	(2,775,000)
Net income	-	1,963,142	1,963,142
December 31, 2014	$ 4,100	$ 811,969	$ 816,069

See accompanying notes

Kipling Capital, Inc.
Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net income	$ 1,963,142
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	23,350
(Increase) decrease in:	
Accounts receivable	610,316
Other assets	1,763
Increase (decrease) in:	
Accounts payable and accrued expenses	10,674
Deferred rent	45,605
Deferred revenue	(944)
Due to stockholders	3,325
State taxes payable	(17,131)
Net Cash Provided by Operating Activities	2,640,100
Cash Flows from Investing Activities	
Purchases of property and equipment	(12,736)
Net Cash Used in Investing Activities	(12,736)
Cash Flows from Financing Activities	
Distributions	(2,775,000)
Net Cash Used in Financing Activities	(2,775,000)
Net Decrease in Cash and Cash Equivalents	(147,636)
Cash and cash equivalents at beginning of year	489,077
Cash and Cash Equivalents at End of Year	341,441
Supplemental Disclosures:	
Taxes paid	47,069

See accompanying notes

Kipling Capital, Inc.
Notes to the Financial Statements

December 31, 2014

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a trailing commission (investor servicing fee), plus a percentage of the profits upon the sale of the underlying properties held in certain direct participation programs (backend fee). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Revenue Recognition

Commission revenue and investor servicing fees are recognized on an accrual basis of accounting when earned by fee contract. Carried interest income is recognized when earned by the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2010.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $28,596.

3. Risk Concentrations

At various times during the year, the Company's cash balances may exceed the federal insurance limits. At December 31, 2014, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $91,749.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 44% of revenue was generated from three customers and 59% of accounts receivable is due from three customers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $257,538 which exceeded the requirement by $251,944.

5. Lease Obligations

The Company leases office space in Mill Valley, California. The recent lease term began on January 19, 2010 and expired on January 31, 2014. A second amendment was signed on December 10, 2013 for a lease term starting February 1, 2014 and expires on January 31, 2019. The future annual minimum lease payments are as follows:

Year	Lease Obligation
2015	$ 122,725
2016	127,851
2017	129,901
2018	133,270
2019	11,130
	$524,877

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

For the Year Ended December 31, 2014

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$	816,069
Less: Non-allowable assets		
Accounts receivable		502,749
Other assets		30,738
Property and equipment, net		25,044
Total non-allowable assets		558,531
Net Capital		257,538
Net minimum capital requirement of 6 $^{2}/_{3}$% of aggregate indebtedness of $83,903 or $5,000, whichever is greater		5,594
Excess Net Capital	$	251,944

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2014)

Net Capital as Reported in Company's Part II of Form X-17A-5 as of December 31, 2014	$	257,538
Increase in stockholders' equity		31,250
Increase in Non-allowable assets		(31,250)
Net Capital per Above Computation	$	257,538

See accompanying notes.

Kipling Capital, Inc.
Schedule II

For the Year Ended December 31, 2014

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).
All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Kipling Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Kipling Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walnut Creek, California

February 27, 2015

February 26, 2015

SEA 15c3-3 Exemption Report

I, F. Randall Bigony, COO of Kipling Capital, Inc (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2014 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

F. Randall Bigony, COO
Kipling Capital, Inc

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholders
Kipling Capital, Inc.
Mill Valley, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kipling Capital, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting total revenue was understated by $31,250;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting deductions were understated by $31,250;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E. Wintter + Associates

Walnut Creek, California
February 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3351*********************MIXED AADC 220
049349 FINRA DEC
KIPLING CAPITAL INC
100 SHORELINE HWY STE 200B
MILL VALLEY CA 94941-3683

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kipling Capital, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature) F. Randall Bigony

COO
(Title)

Dated the 27th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,972,348
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REG D OFFERINGS (Deductions in excess of $100,000 require documentation)	2,972,348
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-
	(to page 1, line 2.A.)